May 25, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Hooper Holmes, Inc.
Registration Statement on Form S-4
Filed March 17, 2017
File No. 333-21670
Form 10-K for the fiscal year ended December 31, 2016
Filed March 9, 2017
File No. 001-09972

Dear Mr. Reynolds:

I am writing in response to your letter of April 5, 2017 conveying the staff’s comments on our registration statement on Form S-4 filed March 17, 2017, and our annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). On April 20, 2017, we submitted a Form RW to request withdrawal of our registration statement on Form S-4. As we discussed with Mr. Ronald E. Alper, this letter responds only with respect to the staff’s comments on the 2016 Form 10-K.

For your convenience, I have repeated each of the staff’s comments before our response to the comment.

24.
COMMENT. Please revise to expand your discussion of governmental regulation, including expanding your discussion of the provisions of HIPAA and other federal and state laws to which you are subject. See Item 101(h)(4)(ix) of Regulation S-K. This comment also applies to Hooper’s Form 10-K.

RESPONSE: We have updated the disclosure under the heading “Governmental Regulation” in Part I, Item 1 of the 2016 Form 10-K accordingly, by filing Amendment No. 2 on Form 10-K/A for the fiscal year ended December 31, 2016.

25.
COMMENT. Please disclose the total number of employees, in addition to the number of full time employees, as required by Item 101(h)(4)(xii) of Regulation S-K. This comment also applies to Hooper’s Form 10-K.

RESPONSE: We have updated the disclosure under the heading “Employees” in Part I, Item 1 of the 2016 Form 10-K accordingly, by filing Amendment No. 2 on Form 10-K/A for the fiscal year ended December 31, 2016.

26.
COMMENT. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall

560 N. Rogers Road, Olathe, KS 66062 • 913-764-1045 • www.hooperholmes.com presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. This comment also applies to Hooper’s Form 10-K.

RESPONSE: We have carefully reviewed our MD&A in the 2016 Form 10-K and believe that it accurately reflects management’s views of our company. Our MD&A discusses the primary aspects of our business, including the financial difficulties facing our company, in a manner that is consistent with how our management reviews the business. With respect to our financial challenges, we specifically included a going concern paragraph in the “Overview” section in addition to a robust discussion under the “Liquidity and Capital Resources” heading of the going concern opinion, management’s strategic responses, and disclosures regarding our failure to comply with lending covenants related to our debt agreements.

27.
COMMENT. We note the disclosure on page 78 regarding the failure to comply with covenants relating to your debt agreements. Clarify whether you are in default under those agreements. To the extent you received waivers of the default, please disclose and file as exhibits. This comment also applies to Hooper’s Form 10-K.

RESPONSE: We believe our disclosures regarding the failure to comply with covenants related to our debt agreements in the 2016 Form 10-K are accurate and sufficient. The 2016 Form 10-K stated that, as of December 31, 2016, we were not in default under our Credit and Security Agreement, dated as of April 29, 2016, with SCM Specialty Finance Opportunities Fund, L.P. (“SCM”), as amended (the “SCM Credit Agreement”), or our Credit Agreement, dated as of April 17, 2015, with SWK Funding LLC (“SWK”), as amended (the “SWK Credit Agreement”). The 2016 Form 10-K also referred to the fact that we missed certain financial covenants as of June 30, 2016 and September 30, 2016, and referred readers to Note 9 to our financial statements, which explained that the covenant violations had been waived. As described in our quarterly report on Form 10-Q dated August 15, 2016, we entered into amendments and waivers with each of SCM and SWK, which amended the SCM Credit Agreement and the SWK Credit Agreement and waived our defaults thereunder for the quarter ended June 30, 2016. Each of these amendments and waivers were filed as exhibits to our quarterly report on Form 10-Q dated August 15, 2016, and incorporated by reference into the 2016 Form 10-K. As described in our current report on Form 8-K dated November 18, 2016, we entered into additional amendments with each of SCM and SWK, which further amended the SCM Credit Agreement and SWK Credit Agreement and cured our defaults thereunder for the quarter ended September 30, 2016. Each of these amendments were filed as exhibits to the 2016 Form 10-K.

*****

If you have any questions regarding our responses, please do not hesitate to contact me at (913) 764-1045 or Peter Mirakian III of Spencer Fane LLP, the company’s outside counsel, at (816) 292-8158.

Sincerely,

/s/ Henry E. Dubois

Henry E. Dubois
Chief Executive Officer

560 N. Rogers Road, Olathe, KS 66062 • 913-764-1045 • www.hooperholmes.com